UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of           February             , 2000
                 -------------------------------
                                                 Desc, S.A. de C.V.
                                        ----------------------------------------
                 (Translation of registrant's name into English)

 Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /
          --               --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      / /       No   /X/
         --             --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.









NY2:\878815\01\41150.0012

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Desc, S.A. de C.V.
                                   ---------------------------------------------
                                                   (Registrant)



Date:      February 15, 2000              By   /s/ Ernesto Vega Velasco
----------------------------------             ---------------------------------
                                                      (Signature)*
                                               Name:   Ernesto Vega Velasco
                                               Title:  Chief Financial Officer

* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX

                                                                      Sequential
             Item                                                    Page Number
             ----                                                    -----------

         1.    Press Release announcing the Registrant's Fourth
               Quarter Unaudited Results for the Period ended
               December 31, 1999....................................      4

         2.    Press Release announcing clarification to the
               Registrant's Fourth Quarter Release..................     16








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